MAGIC MEDIA NETWORKS, INC.
530 North Federal Highway
Fort Lauderdale, Florida 33301
(954) 764-0579 Fax: (954) 332-0111

                                                                                                                              July 7, 2006

Ms. Claire Erlanger
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

                  Re:  Magic Media Networks, Inc.
                           Form 10-KSB for the year ended October 31, 2005
                           Form 10-QSB for the quarter ended January 31, 2006
                           Commission file number: 000-30800

Dear Ms. Erlanger:

                  Regarding your letter of June 15, 2006, in connection with the above captioned filings, please accept the following responses which have been keyed to your comments.

Form 10-KSB for the year ended October 31, 2005

Notes to the Financial Statements
-Revenue Recognition

                  1. We have reviewed your response to our prior comment number 6. However, based on your response, we are still unclear as to why you believe your revenue recognition policy with respect to video clips and airtime revenues is appropriate and in accordance with the guidance outlined in paragraph 9 of EITF 00-21. In this regard, please address the following matters that are required to account for your production and airtime revenues as separate deliverables:

                  Please explain in further detail how you determined that there is objective and  reliable evidence of the fair value of the undelivered item (i.e. air time revenue).

                  Please indicate if there is a general right of return relative to video clips and if so, explain how you determined that delivery of the undelivered item (i.e. air time) is probable and substantially controlled by the Company.

                  Refer to the requirements outlined in paragraphs 9b and 9c of EITF 00-21.

                  In accordance with our telephone conversation, we have revised our  accounting recognition policy so that revenue for production of video clips will  only be recognized separately, if billed separately from our advertising  contract and if the video clips have stand alone value apart from our ads on our  networks. The billing for production services would be at our standard hourly  or project rates. If not billed separately, then the revenue of production of video  clips will be treated as part of the airtime revenue which is only recognized as the  advertisements are aired over the term of the advertising contract.

Note 7 - Common Stock Options and Warrants

                  2. We note from your response to our prior comment 8 that the volatility assumption used in the Black-Scholes pricing model for options modified in 2005 was 60%. Please explain to us the reason the volatility factor was reduced from 100% in 2004 to 60% in 2005.

                  The volatility factor used in 2005 was reduced from the volatility factor used in  2004 because in 2005 the estimated expected future volatility was for the period of 83 days compared to a period of 10 months in 2004. We estimate volatility  over the estimated likely time period before the option will be exercised.

Note 9 - Litigation
- Franco

                  3.   We note from your response to our prior comment 9 that you have not recorded an accrual of any liability in connection with this litigation and you do not believe you have met the conditions in SFAS No. 5 to require an accrual of a contingent loss. In future filings, please include additional disclosure of this litigation such as provided in your response that you are vigorously defending the suit and believe that your defenses are meritorious. Also, your revised disclosure should explain why you have not established any accrual for potential losses that may be recognized in connection with this matter.

                  We had planned to include in our upcoming Form 10-QSB, a detailed disclosure  as to an accrual, if any, for potential litigation losses that may result from this  lawsuit. Instead, we will be reporting on the Court’s adverse ruling that we  were notified of on July 6, 2006.

                  In future litigation matters, we will be disclosing our reasons for the accrual or non-accrual of potential litigation losses in accordance with the recommendations in your comment above.

                  We thank you for you assistance and we hope that we have adequately responded to your comments and concerns.

                                                                                                                                                Very truly yours,

                                                                                                                                                /s/Gordon Scott Venters

                                                                                                                                                President